Exhibit 99.1

FOR IMMEDIATE RELEASE
St. John's, NL – March 1, 2017
FORTIS INC. ANNOUNCES C$500 MILLION SALE OF COMMON SHARES
Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS) (NYSE:FTS) announced today that it has entered into an agreement with an institutional investor in the United States to issue and sell 12,195,122 common shares of Fortis (the "Shares") at a price of C$41.00 per share, for gross proceeds of approximately C$500,000,000 (the "Offering").
The Shares were offered and are being sold directly to the institutional investor by Fortis without an underwriter or placement agent.  The net proceeds of the Offering will be used to repay short‑term indebtedness and for general corporate purposes.  The Offering is expected to close on or about March 3, 2017, subject to the satisfaction of customary conditions.
The Shares were offered pursuant to the Corporation's shelf prospectus and registration statement on Form F-10 previously filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canadian multijurisdictional disclosure system.  A prospectus supplement related to the Offering will be filed with the Ontario Securities Commission and the SEC.
"This equity issuance will be largely used to repay our short-term debt," said Mr. Barry Perry, President and Chief Executive Officer of Fortis Inc.  "We believe this agreement with one of the largest institutional utility investors in the United States is a vote of confidence in the long-term strategy and growth prospects of Fortis."
"Furthermore, we expect no further equity issuances over our five-year plan period to fund our base capital plan of C$13 billion.  We anticipate that it will be self-funded through internally generated cash flows, debt at our regulated utilities and our dividend reinvestment plan," concluded Mr. Perry.
This press release does not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.
Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS.  Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Fortis includes forward-looking statements in this media release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, the Corporation's expected use of the net proceeds from the Offering, the timing of the expected closing of the Offering, the expectation that there will be no further equity issuances over the Corporation's five-year plan to fund the base capital plan and the expectation that the base capital plan will be self-funded through internally generated cash flows, debt at the Corporation's regulated utilities and the Corporation's dividend reinvestment plan.
Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors and risk factors relating to the Shares, reference should be made to the Corporation's prospectus supplement to be filed on or about March 2, 2017 together with the short form base shelf prospectus to which it relates dated November 30, 2016 and the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information please contact:
Investor Enquiries Ms. Janet Craig Vice President, Investor Relations Fortis Inc. 709.737.2900	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323